Exhibit 14.01

Code of Conduct
Preface
Employees of Alphabet and its subsidiaries and controlled affiliates (“Alphabet”) should do the right thing – follow the law, act honorably, and treat co-workers with courtesy and respect.
We expect all of our employees and Board members to know and follow this Code of Conduct. Failure to do so can result in disciplinary action, including termination of employment. Any waivers of this Code for directors or executive officers must be approved by our Board.
Never retaliate against anyone who reports or participates in an investigation of a possible violation of the Code.
If you are employed by a subsidiary or controlled affiliate of Alphabet, please comply with your employer’s code of conduct. If your employer doesn’t have its own code of conduct, if you have a question or concern about this Code or believe that someone may be violating it, or if you want to remain anonymous, you can make a report of a suspected violation or concern through our Helpline. Finally, if you believe a violation of law has occurred, you can always raise that through the Ethics & Compliance helpline or with a government agency.
I. Avoid Conflicts of Interest
When you are in a business situation in which competing loyalties could cause you to pursue a personal benefit for you, your friends, or your family at the expense of Alphabet or our users, you may be faced with a conflict of interest. All of us should avoid conflicts of interest and circumstances that reasonably present the appearance of a conflict.
When considering a course of action, ask yourself whether the action you’re considering could create an incentive for you, or appear to others to create an incentive for you, to benefit yourself, your friends or family, or an associated business at the expense of Alphabet. If the answer is “yes,” the action you’re considering is likely to create a conflict of interest situation, and you should avoid it.
II. Ensure Financial Integrity and Responsibility
Ensure that money is appropriately spent, our financial records are complete and accurate, and our internal controls are honored.
If your job involves the financial recording of our transactions, make sure that you’re familiar with all relevant policies, including those relating to revenue recognition.
Never interfere with the auditing of financial records. Similarly, never falsify any company record or account.
If you suspect or observe any irregularities relating to financial integrity or fiscal responsibility, no matter how small, immediately report them.

III. Obey the Law
Comply with all applicable legal requirements and understand the major laws and regulations that apply to your work. A few specific laws are easy to violate unintentionally and so are worth pointing out here. If you have any questions about these laws or other laws governing our work, please consult the Helpline or our legal counsel.
1. Trade Controls
Various trade laws control where we can send or receive our products and services. These laws are complex and apply to:

•	importing and exporting goods to or from the United States and other countries

•	exporting services or providing services to non-U.S. persons

•	exporting technical data, especially data originating in the U.S.
If you are involved in sending or making available products, services, software, equipment, or technical data from one country to another, work with your manager to ensure that the transaction stays within the bounds of applicable laws.
2. Competition Laws
Be sure you follow all laws designed to promote free and fair competition and protect consumers. These laws generally prohibit 1) arrangements with competitors that restrain trade, 2) abuse of market power to unfairly disadvantage competitors, and 3) misleading or harming consumers. Some of these laws carry civil and criminal penalties for individuals and companies.
3. Insider Trading Laws
Do not use non-public information to buy or sell stock, or to pass it along to others so that they may do so. That could constitute the crime of insider trading.
Familiarize yourself with Alphabet’s Insider Trading Policy. It describes policies that address the risks of insider trading, such as:

•	a prohibition on hedging Alphabet stock

•	periodic blackout windows when you may not trade Alphabet stock
4. Anti-Bribery Laws
Various laws that prohibit bribery in different settings. Our rule is simple – don’t bribe anybody, at any time, for any reason.
Non-government relationships. Be careful when you give gifts and pay for meals, entertainment or other business courtesies on behalf of Alphabet. Avoid the possibility that the gift, entertainment or other business courtesy could be perceived as a bribe. Provide such business courtesies infrequently and, when you do, to keep their value moderate.
Dealings with government officials. Various laws prohibit seeking to influence official action by offering or giving anything of value to government officials, candidates for public office, employees of government-

owned or -controlled companies, public international organizations, or political parties. Avoid not only traditional gifts, but also things like meals, entertainment, travel, political or charitable contributions, and job offers for government officials’ relatives. With pre-approval, it may be permissible to make infrequent and moderate expenditures for gifts and business entertainment for government officials that are directly tied to promoting our products or services (e.g., a modest meal at a day-long demonstration of our products).
IV. Conclusion
We rely on one another’s good judgment to uphold a high standard of integrity for ourselves and our company. We expect all Board members and employees to be guided by both the letter and the spirit of this Code.
Adopted October 2, 2015; amended Sept 21, 2017 (updated with clarifying language regarding conflicts)